UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

America West Resources, Inc.
(Name of Issuer)
Common Stock, par value $.0001
(Title of Class of Securities)
02365V-10-6
(CUSIP Number)
Mary Wommack Barton, 401 Congress Ave., Ste 2200, Austin, TX 78701; 512-480-5604
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
January 27, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	02365V-10-6

1	NAMES OF REPORTING PERSONS Denly Utah Coal, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		58,041,111

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		58,041,111

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	58,041,111

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	23.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	02365V-10-6

1	NAMES OF REPORTING PERSONS D. Mark von Waaden

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		58,041,111

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		58,041,111

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	58,041,111

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	23.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	02365V-10-6

1	NAMES OF REPORTING PERSONS Matthew D. von Waaden

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		58,041,111

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		58,041,111

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	58,041,111

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	23.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	02365V-10-6

1	NAMES OF REPORTING PERSONS Dennis C. von Waaden

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		58,041,111

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		58,041,111

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	58,041,111

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	23.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	02365V-10-6

1	NAMES OF REPORTING PERSONS Sally A. von Waaden

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		58,041,111

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		58,041,111

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	58,041,111

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	23.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	02365V-10-6

1	NAMES OF REPORTING PERSONS Denly ACI Partners, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		58,041,111

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		58,041,111

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	58,041,111

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	23.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	02365V-10-6

1	NAMES OF REPORTING PERSONS Denly ACI Mgt., LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		58,041,111

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		58,041,111

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	58,041,111

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	23.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

SCHEDULE 13D
Item 1 Security and Issuer.
This statement relates to the common stock, $.0001 par value (the “Common Stock”) of America West Resources, Inc. (the “Issuer”). The Issuer’s principal executive office is located at 57 West 200 South, Suite 400, Salt Lake City, Utah 84101.
Item 2 Identity and Background.
This statement is being jointly filed by the following persons (the “Reporting Persons”):
a.	Denly Utah Coal, LLC, a Texas limited liability company (the “Company”), is primarily engaged in the business of investing in loans to the Issuer.

b.	Dennis C. von Waaden is a United States citizen and a manager of the Company. He is retired, but he manages his investment portfolio.

c.	Sally A. von Waaden is a United States citizen and a manager of the Company. She is retired, but she manages her investment portfolio.

d.
D. Mark von Waaden is a United States citizen and a manager of the Company. His principal occupation is managing the family office for the von Waadens, making investments, and developing and operating franchise restaurants under the following companies:

i.	Rolling Dough, Ltd., a Texas limited partnership whose principal business is developing and operating franchises of Panera Bread Restaurants. D. Mark von Waaden is the president of this entity.

ii.
Burger Barons, LLC, a Texas limited liability company whose principal business is developing and operating franchises for Carl’s Jr. Restaurants. D. Mark von Waaden is the president and sole manager of this entity.

e.
Matthew D. von Waaden is a United States citizen and a manager of the Company. His principal occupation is making investments and managing Belly Buds, LLC, a California limited liability company whose principal business is making and distributing products for use by pregnant women.

f.	Denly ACI Partners, Ltd., a Texas limited partnership (“Denly ACI”), is primarily engaged in the business of making investments for the benefit of its partners.

g.	Denly ACI Mgt., LLC, a Texas limited liability company, is primarily engaged in the business of serving as the general partner of Denly ACI.
The business address of each of the Reporting Persons, Rolling Dough, Ltd., and Burger Barons, LLC is 13809 Research Boulevard, Suite 810, Austin, Texas 78750.
The business address of Belly Buds, LLC is 6108 Warner Drive, Los Angeles, California, 90048.

During the past five years, none of the Reporting Persons have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
Item 3 Source and Amount of Funds or Other Consideration.
a.
Denly ACI and The Von Waaden 2004 Revocable Trust, the two members of the Company, acquired 10,000,000 shares of Common Stock under a Stock Purchase Agreement dated October 9, 2008 for an aggregate price of $200,000. These shares were transferred to the Company in May of 2009.

b.	The Company acquired 20,900,000 shares of Common Stock from the Issuer in a Stock Purchase Agreement dated May 27, 2009 for an aggregate price of $75,000.00.

c.	The Company acquired 5,000,000 shares of Common Stock under a Stock Purchase Agreement with the Issuer dated October 9, 2009 for an aggregate price of $100,000.00.

d.
As of October 13, 2009, the Company loaned $200,000.00 to the Issuer, as a result of which the Issuer executed a promissory note for the benefit of the Company (the “October 13, 2009 Note”). As part of the consideration for the loan, under the terms of the October 13, 2009 Note, the Issuer issued 2,000,000 shares of common stock to the Company.

e.
As of November 11, 2009, the Company loaned $150,000.00 to the Issuer, as a result of which the Issuer executed a promissory note for the benefit of the Company (the “November 11, 2009 Note”). As part of the consideration for the loan, under the terms of the November 11, 2009 Note, the Issuer issued 1,500,000 shares of common stock to the Company.

f.
As of October 23, 2009, the Company loaned $750,000.00 to America West Services, Inc. (“Subsidiary”), a wholly owned subsidiary of the Issuer, as a result of which the Subsidiary executed a promissory note for the benefit of the Company (the “October 23, 2009 Note”). Under the terms of the October 23, 2009 Note, the Subsidiary agreed to pay the Company interest for the period of October 23, 2009 to December 22, 2009 in the form of common stock of the Issuer to be delivered on January 6, 2010. The Issuer has an obligation to issue 1,000,000 shares of its common stock to the Company under the terms of the October 23, 2009 Note.

g.
As of May 27, 2009, the Company loaned $1,150,000.00 to the Subsidiary, as a result of which the Subsidiary executed a promissory note for the benefit of the Company (the “May 27, 2009 Note”). As of October 23, 2009, the Subsidiary executed the Amendment No. 1 to Secured Promissory Note (“Amendment No. 1”) in favor of the ompany under which the parties agreed that interest on the May 27, 2009 Note from May 27, 2009 to December 22, 2009 was to be paid in common stock of the Issuer. As of January 6, 2010, the Issuer had an obligation to issue 5,341,111 shares of its common stock to the Company under the terms of the May 27, 2009 Note, as amended by Amendment No. 1.

h.
As of January 27, 2010, the Company loaned $1,000,000.00 to the Issuer, as a result of which the Issuer executed a promissory note for the benefit of the Company (the “January 27, 2010 Note”). As part of the consideration for the loan, under the terms of the January 27, 2010 Note the Issuer issued 10,000,000 shares of common stock to the Company on February 8, 2010.

i.
As of February 12, 2010, the Company loaned $230,000.00 to the Issuer, as a result of which the Issuer executed a promissory note for the benefit of the Company (the “February 12, 2010 Note”). As part of the consideration for the loan, under the terms of the February 12, 2010 Note the Issuer has an obligation to issue 2,300,000 shares of common stock to the Company.

The source of the funds used for the acquisitions discussed in (a) were the assets of Denly ACI and The von Waaden 2004 Revocable Trust.
The source of the funds used for the stock purchases and loans made to the Issuer and Subsidiary as discussed in (b) — (i) above was the assets of the Company as contributed by its members, Denly ACI and The von Waaden 2004 Revocable Trust.
Item 4 Purpose of Transaction.
The Reporting Persons acquired beneficial ownership of the shares of Common Stock reported herein as part of their investment activities on behalf of the Company.
The Reporting Persons intend to review and evaluate their investment in the Common Stock on an ongoing basis and may, depending upon their evaluation of the business and prospects of the Issuer, or such other considerations as they may deem relevant, determine to increase, decrease, or dispose of their holdings of Common Stock. As a part of such review and evaluation, the Reporting Persons may hold discussions with the Issuer’s management and directors, other shareholders and other interested parties.
In the future, the Reporting Persons may cause the Company to acquire additional securities of the Issuer under new loans to the Issuer or Subsidiary, which will be reflected in promissory notes executed by the Issuer or Subsidiary in favor of the Company. The Company may also acquire additional Common Stock under stock purchase agreements with the Issuer.

Except as otherwise described in this Item 4, the Reporting Persons do not have present plans or proposals that relate to or would result in any of the following (although the Reporting Persons reserve the right to develop such plans or proposals or any other plans relating to the Issuer and to take action with respect thereto): (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) changes in the Issuer’s certificate of incorporation, bylaws, or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (x) any action similar to any of those enumerated above.
Item 5 Interest in Securities of the Issuer.
(a) Number and percentage of Common Stock Beneficially Owned by Reporting Persons
The information concerning percentages of ownership set forth below is based on the report of the Issuer’s transfer agent on February 10, 2010 that there are 244,292,280 shares of Common Stock outstanding.
The Company beneficially owns 58,041,111 shares of Common Stock as of February 17, 2010, which represents 23.8% of the outstanding Common Stock.
D. Mark von Waaden may be deemed to beneficially own 58,041,111 shares of Common Stock as of February 17, 2010, which represents 23.8% of the outstanding Common Stock.
Matthew D. von Waaden may be deemed to beneficially own 58,041,111 shares of Common Stock as of February 17, 2010, which represents 23.8% of the outstanding Common Stock.
Dennis C. von Waaden may be deemed to beneficially own 58,041,111 shares of Common Stock as of February 17, 2010, which represents 23.8% of the outstanding Common Stock.

Sally A. von Waaden may be deemed to beneficially own 58,041,111 shares of Common Stock as of February 17, 2010, which represents 23.8% of the outstanding Common Stock.
Denly ACI may be deemed to beneficially own 58,041,111 shares of Common Stock as of February 17, 2010, which represents 23.8% of the outstanding Common Stock.
Denly ACI Mgt., LLC may be deemed to beneficially own 58,041,111 shares of Common Stock as of February 17, 2010, which represents 23.8% of the outstanding Common Stock.
(b) Voting Power and Disposition Power
Each of D. Mark von Waaden, Matthew D. von Waaden, Dennis C. von Waaden and Sally A. von Waaden serves as an officer for and a member of the board of managers of the Company. The two members of the Company are Denly ACI, a Texas limited partnership, which holds a 66 2/3% membership interest in the Company, and The von Waaden 2004 Revocable Trust, which owns a 33 1/3% membership interest in the Company. The general partner of Denly ACI is Denly ACI Mgt., LLC, which is owned by Dennis C. von Waaden and Sally A. von Waaden. The limited partners of Denly ACI are the Matthew Dion von Waaden 2003 Trust, the sole trustee and beneficiary of which are Matthew D. von Waaden, and the Dennis Mark von Waaden 2003 Trust, the trustee and beneficiary of which are D. Mark von Waaden. Dennis C. von Waaden and Sally A. von Waaden are the trustees and beneficiaries of The von Waaden 2004 Revocable Trust. Therefore, each of D. Mark von Waaden, Matthew D. von Waaden, Dennis C. von Waaden and Sally A. von Waaden are the indirect beneficial owners of 100% of the outstanding membership interests in the Company through the Company’s two members. Accordingly, each of (1) D. Mark von Waaden, (2) Matthew D. von Waaden, (3) Dennis C. von Waaden, and (4) Sally A. von Waaden, as indirect owners, managers, and officers of the Company, (5) Denly ACI, as the holder of a majority of the membership interests of the Company, and (6) Denly ACI Mgt., LLC, as the general partner of Denly ACI, may be deemed to: (i) have the power to direct the affairs of the Company, including decisions with respect to the disposition of the proceeds from the sale of the shares of Common Stock that is the subject of this Schedule 13D; and (ii) be the beneficial owner of such shares of Common Stock.
The Reporting Persons have shared power (with each other and not with any third party) to vote and dispose of the shares of Common Stock reported herein.
(c) Transactions in the Last Sixty Days
The transactions in Common Stock effected by the Reporting Persons during the past 60 days are as follows:
a.
As of January 27, 2010, the Company loaned $1,000,000.00 to the Issuer, as a result of which the Issuer executed a promissory note for the benefit of the Company (the “January 27, 2010 Note”). As part of the consideration for the loan, under the terms of the January 27, 2010 Note the Issuer issued 10,000,000 shares of common stock to the Company on February 8, 2010.

b.
As of February 12, 2010, the Company loaned $230,000.00 to the Issuer, as a result of which the Issuer executed a promissory note for the benefit of the Company (the “February 12, 2010 Note”). As part of the consideration for the loan, under the terms of the February 12, 2010 Note the Issuer has an obligation to issue 2,300,000 shares of common stock to the Company.

(d) No person other than the Company is known to any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the shares of Common Stock reported herein.
(e) N/A
Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
There are no contracts, arrangements, understandings or relationships (legal or otherwise) between or among any of the Reporting Persons and any other person with respect to any securities of the Issuer other than the governing documents of the Company and the following registration rights agreements:
a.
In connection with the Stock Purchase Agreement between Denly ACI, The von Waaden 2004 Revocable Trust, and the Issuer dated October 9, 2008 as described in Item 3(a) above, the parties to the October 9, 2009 Stock Purchase Agreement entered into a Registration Rights Agreement, dated as of October 9, 2008 (the “October 2008 Registration Rights Agreement”). Pursuant to the October 2008 Registration Rights Agreement, the Issuer agreed to file a registration statement registering the Common Stock issued pursuant to the Stock Purchase Agreement as well as other Common Stock held by the Denly ACI and The von Waaden 2004 Revocable Trust if the Issuer registers its stock in a public offering. Denly ACI and The von Waaden 2004 Revocable Trust’s rights under the October 2008 Registration Rights Agreement were transferred to the Company pursuant to the Agreement with Respect to Transfer of Notes and Shares dated May 27, 2009 executed by and among the Issuer, Denly ACI, Dennis C. von Waaden and Sally A. Von Waaden as Trustees for The von Waaden 2004 Revocable Trust, and the Company.

b.
In connection with the Stock Purchase Agreement dated May 27, 2009 as described in Item 3(b) above, the Company entered into a Registration Rights Agreement, dated as of May 27, 2009 (the “May 2009 Registration Rights Agreement”). The May 2009 Registration Rights Agreement was made by and among the Issuer, the Company, and other parties that purchased Common Stock from the Issuer under the May 27, 2009 Stock Purchase Agreement: John Thomas Bridge and Opportunity Fund, L.P., a Delaware limited partnership, Thomas Murch, James J. Moore, and John A. Meeks (collectively, the “Purchasing Parties”). Pursuant to the May 2009 Registration Rights Agreement, the Issuer agreed to file a registration statement registering the Common Stock issued pursuant to the Stock Purchase Agreement as well as other Common Stock held by the Company and the Purchasing Parties if the Issuer registers its stock in a public offering.

c.
In connection with the Stock Purchase Agreement between the Company and the Issuer dated October 9, 2009 as described in Item 3(c) above, the Company entered into a Registration Rights Agreement, dated as of October 9, 2009 (the “October 2009 Registration Rights Agreement”). Pursuant to the October 2009 Registration Rights Agreement, the Issuer agreed to file a registration statement registering the Common Stock issued pursuant to the Stock Purchase Agreement as well as other Common Stock held by the Company if the Issuer registers its stock in a public offering.

Item 7 Material to be Filed as Exhibits.
Exhibit 1: Joint Filing Agreement dated as of February 18, 2010 by and among the Company, D. Mark von Waaden, Matthew D. von Waaden, Dennis C. von Waaden, Sally A. von Waaden, and Denly ACI, and Denly ACI Mgt., LLC.

SIGNATURE
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 18, 2010
	By:	DENLY UTAH COAL, LLC

	By:	/s/ D. Mark von Waaden
		Name:	D. Mark von Waaden
		Title:	President

	By:	/s/ D. Mark von Waaden
		Name:	D. Mark von Waaden

	By:	/s/ Matthew D. von Waaden
		Name:	Matthew D. von Waaden

	By:	/s/ Dennis C. von Waaden
		Name:	Dennis C. von Waaden

	By:	/s/ Sally A. von Waaden
		Name:	Sally A. von Waaden

	By:	DENLY ACI PARTNERS, LTD.

	By:	Denly ACI Mgt., LLC, General Partner

	By:	/s/ Dennis C. von Waaden
		Name:	Dennis C. von Waaden
		Title:	Manager

	By:	DENLY ACI MGT., LLC

	By:	/s/ Dennis C. von Waaden
		Name:	Dennis C. von Waaden
		Title:	Manager